Exhibit 8.1

SUBSIDIARIES OF UTSTARCOM HOLDINGS CORP.

Name	Place of Incorporation or Organization	Proportion of Ownership Interest
UTStarcom, Inc.	U.S.A	100%
UTStarcom International Products, Inc.	U.S.A	100%
UTStarcom International Services, Inc.	U.S.A	100%
Issanni Communications, Inc.	U.S.A	100%
UTStarcom Telecom Co., Ltd	China	100%
UTStarcom Hong Kong Ltd	Hong Kong SAR	100%
UTStarcom Japan KK	Japan	100%
UTStarcom, S.A. de C.V.	Mexico	100%
UTStarcom Ireland Limited	Ireland	100%
UTStarcom Taiwan Ltd	Taiwan	100%
UTStarcom Network Solutions—Redes de Nova Geraçăo Ltda.	Brazil	100%
UTStarcom Korea Limited.	Korea	100%
UTStarcom Argentina S.R.L.	Argentina	100%
UTStarcom India Telecom Pvt	India	100%
UTStarcom (Thailand) Limited	Thailand	100%
MyTV Corporation	Cayman Island	100%
UTStarcom (Philippines), Inc.	Philippines	100%
UTStarcom Hong Kong Investment Holding ltd	Hong Kong	100%